EXHIBIT 99.1

Student Transportation Inc. CEO to Appear on Canada’s BNN

Discussing the Company’s Solid Performance, Margin Improvement  And New Record Contract

WALL, N.J., Feb. 28, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), an industry leader in safety and North America's largest independent provider of student transportation services, announced today that its Chairman and CEO Denis Gallagher is scheduled to appear tomorrow on Canada’s Business News Network’s (BNN) The Street with host Paul Bagnell. Mr. Gallagher’s segment on the television program will be at 7:45 AM EST where he will discuss the Company’s performance in the first half of fiscal year 2017 as well as STI’s new record transportation contract in Florida and other new business opportunities.

"I regularly enjoy the opportunity to update BNN viewers on our Company and the strides we are making to stay ahead of the curve,” stated Mr. Gallagher. “We are looking to build on the positive momentum created by our ongoing efforts to use technology and innovation to increase safety, operational efficiencies and reduce costs that will have long-term effects on financial performance. I look forward to discussing our new 10-year contract in Florida with an existing school district customer where we will double the size of our operations there generating in excess of $16 million per year in revenue with fixed price increases and customer reimbursed fuel for nine years. We’re also gaining traction with our Managed Services Group which addresses the needs of the more than 10,000 school districts that own and operate their own fleets. It is a $16 billion market and we are just beginning to scratch the surface to service this market.”

The Street is a fast-paced look at overnight developments and breaking business news affecting today's financial markets. The program offers viewers the latest company developments, economic reports and information from Europe and North America.

The interview will be archived and can be viewed on the Business News Network website as well as STI’s website at www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and North America’s largest independent provider of school bus transportation services. STI operates the youngest fleet in the business with more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions possible. STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements
Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Contact:
Doug Coupe
Director of Communications & Investor Relations
843.884.2720
dcoupe@ridesta.com